AMENDMENT #7
TO THE BY-LAWS
OF
MONEY MARKET OBLIGATIONS TRUST
Effective September 21, 2004
Insert the following into Article II, Power and Duties of Trustees and Officers and renumber Section 10 as Section 11:
Section 10.  Chief Compliance Officer.  The Chief
Compliance Officer shall be responsible for administering the Trust's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940, as amended.